[redacted]

KW 3/20/14

14048285

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
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SEC FILE NUMBER
8-67764

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2013 (MM/DD/YY) AND ENDING December 31, 2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER: DAK CAPITAL, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

195 ROUTE 17 SOUTH
(No. and Street)

ROCHELLE PARK (City) NEW JERSEY (State) 07662 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ALAN SCHARFSTEIN (201) 712-9555
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SOBEL & CO., LLC
(Name - if individual, state last, first, middle name)

293 EISENHOWER PARKWAY, SUITE 290 (Address) LIVINGSTON (City) NEW JERSEY (State) 07039-1711 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of Information contained in this form are not required to respond Unless the form displays a currently valid OMB control number.

DD 3/24/14

OATH OR AFFIRMATION

I, ALAN SCHARFSTEIN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of DAK CAPITAL, LLC, as of DECEMBER 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public

RON CHATTERJEE
ID # 2436429
NOTARY PUBLIC
STATE OF NEW JERSEY
My Commission Expires July 18, 2018

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DAK CAPITAL, LLC

FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION
INCLUDING FACING PAGE

DECEMBER 31, 2013

DAK CAPITAL, LLC

DECEMBER 31, 2013

CONTENTS

Sobel & Co., LLC
CERTIFIED PUBLIC ACCOUNTANTS
AND CONSULTANTS

293 Eisenhower Parkway, Suite 290
Livingston, NJ 07039-1711
973-994-9494 • Fax 973-994-1571
www.sobel-cpa.com

INDEPENDENT AUDITORS' REPORT

To the Member
DAK Capital, LLC
Rochelle Park, New Jersey

We have audited the accompanying financial statements of DAK Capital, LLC ("Company"), which comprise the statement of financial condition as of December 31, 2013, and the related statements of income, changes in member's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of DAK Capital, LLC as of December 31, 2013, and the results of its operations and its cash flows for the year then ended, in accordance with accounting principles generally accepted in the United States of America.

Certified Public Accountants

Livingston, New Jersey
February 20, 2014

DAK CAPITAL, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2013

ASSETS

Cash and cash equivalents	$	29,389
Accounts receivable		70,000
Due from The DAK Group, Ltd		27,857
	$	127,246

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES:		
Accounts payable and accrued expenses	$	9,013
COMMITMENTS AND CONTINGENCIES		
MEMBER'S EQUITY		118,233
	$	127,246

DAK CAPITAL, LLC
STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2013

REVENUE:	
Commission revenue	$ 717,116
OPERATING EXPENSES:	
Commissions	133,000
Professional services	27,350
Compensation and benefits	55,232
Occupancy	3,574
Licenses and registration	5,304
Marketing and promotion	4,500
General and administrative	2,758
Total Operating Expenses	231,718
NET INCOME	$ 485,399

The accompanying notes are an integral part of these financial statements.

DAK CAPITAL, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
YEAR ENDED DECEMBER 31, 2013

Balance, January 1, 2013	$ 117,834
Capital withdrawals	(485,000)
Net income	485,399
Balance, December 31, 2013	$ 118,233

DAK CAPITAL, LLC
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2013

CASH FLOWS PROVIDED BY (USED FOR):	
OPERATING ACTIVITIES:	
Net income	$ 485,399
Changes in certain assets and liabilities:	
Accounts receivable	(70,000)
Due from The DAK Group, Ltd	(27,857)
Accounts payable	(2,887)
Net Cash Provided by Operating Activities	384,655
FINANCING ACTIVITIES:	
Capital withdrawals	(485,000)
Net Cash Used for Financing Activities	(485,000)
NET DECREASE IN CASH AND CASH EQUIVALENTS	(100,345)
CASH AND CASH EQUIVALENTS:	
Beginning of year	129,733
End of year	$ 29,388

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Organization:
DAK Capital, LLC ("Company") was formed in 2007 in the state of New Jersey for the purpose of registering as a mergers and acquisitions broker. The Company is headquartered in Rochelle Park, New Jersey. The Company is registered with the Securities and Exchange Commission ("SEC"). The Company is also a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). The Company specializes in mergers and acquisitions advisory services.

Basis of Accounting:
The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates:
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents:
The Company considers all short-term investments, if any, with an original maturity of three months or less to be cash equivalents.

Accounts Receivable:
The Company signed an agreement with an unrelated third party to provide them with assistance in raising capital. Upon completion of the entire transaction, the Company received an additional 4% fee of the amount actually invested. This additional fee is payable over twelve months.

Revenue Recognition:
Revenues consist of fees earned from providing advisory services and are recorded upon performance of these services.

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (Continued)

Income Taxes:

The Company is treated as a partnership for federal and state income tax purposes; therefore, the taxable income or loss from the Company's operations is allocated to the Company's member.

The Company follows accounting standards that provide clarification on accounting for uncertainty in income taxes recognized in the Company's financial statements. The guidance prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return and, also provides guidance on derecognition, classification, interest and penalties, disclosure and transition. Tax returns for 2010 and forward are subject to audit by federal and state jurisdictions. At December 31, 2013, there were no significant income tax uncertainties that are expected to have a material impact on the Company's financial statements. In addition, no penalties or interest were incurred during 2013.

Subsequent Events:

The Company has evaluated its subsequent events and transactions occurring after December 31, 2013 through February 20, 2014, the date that the financial statements were available to be issued.

NOTE 2 - COMMITMENTS AND CONTINGENCIES:

The Company leases office space and equipment from the Company's member pursuant to a signed lease agreement. The lease is for one year and automatically renews each year. The lease calls for monthly rental payments of $376, which includes $78 for equipment rental. Lease payments under these operating leases totaled approximately $4,500 for the year ended December 31, 2013.

NOTE 3 - NET CAPITAL REQUIREMENTS:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1).

NOTE 3 - NET CAPITAL REQUIREMENTS: (Continued)

At December 31, 2013, the Company's net capital is as follows:

Net capital	$ 20,376
Net capital requirement	5,000
Excess Net Capital	$ 15,376
Aggregate Indebtedness to Net Capital	44.23%

The Company is not required to furnish the "computation of reserve requirements" under Rule 15c3-3 of the Securities and Exchange Commission due to the fact that it qualifies for, and complies, with the exemptive provision k(2)(i) of Rule 15c3-3. This provision exempts brokers or dealers who do not hold funds for securities for, or owe money or securities to, customers from having to furnish the "computation of reserve requirements".

NOTE 4 - CONCENTRATIONS OF CREDIT RISK:

As of December 31, 2013, three customers made up approximately 79% of the Company's annual revenues.

NOTE 5 - RELATED PARY TRANSACTIONS:

Under the terms of an expense sharing agreement, certain expenses of the Company are paid by The DAK Group, Ltd, a related party through common ownership, on behalf of the Company. For the year ended December 31, 2013, expenses related to the expense sharing agreement amounted to approximately $65,000. In addition, the Company paid The DAK Group, Ltd $70,000 in commissions during the year ended December 31, 2013.

Sobel & Co., LLC
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

293 Eisenhower Parkway, Suite 290
Livingston, NJ 07039-1711
973-994-9494 • Fax 973-994-1571
www.sobel-cpa.com

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 UNDER THE SECURITIES EXCHANGE ACT OF 1934

To the Member
DAK Capital, LLC
Rochelle Park, New Jersey

We have audited the financial statements of DAK Capital, LLC ("Company") as of and for the year ended December 31, 2013, and have issued our report thereon dated February 20, 2014, which expressed an unmodified opinion on those financial statements. Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained on pages 11, 12 and 13, required by Rule 17a-5 under the Securities and Exchange Act of 1934, is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from, and relates directly to, the underlying accounting and other records used to prepare the financial statements. The information on pages 11, 12 and 13 has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information on pages 11, 12 and 13 is fairly stated in all material respects in relation to the financial statements as a whole.

Sobel & Co., LLC
Certified Public Accountants

February 20, 2014

DAK CAPITAL, LLC
SUPPLEMENTARY INFORMATION
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2013

NET CAPITAL:		
Total member's equity qualified for net capital	$	118,233
Deductions and charges:		
Nonallowable assets:		
Accounts receivable		(70,000)
Related party receivable		(27,857)
Total Nonallowable Assets		(97,857)
Tentative Net Capital		20,376
Haircuts on Securities Position		-
NET CAPITAL	$	20,376
AGGREGATE INDEBTEDNESS:		
Items included in statements of financial condition:		
Accounts payable and other accrued expenses	$	9,013
TOTAL AGGREGATE INDEBTEDNESS	$	9,013
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS:		
Net capital requirement	$	5,000
Excess net capital	$	15,376
Net capital less 120% of net capital requirement	$	14,376
Ratio: aggregate indebtedness to net capital		44.23%

Statement Pursuant to Paragraph (d)-(4) of Rule 17a-5

There were no differences between the computation of net capital and the corresponding computation prepared by DAK Capital, LLC and included in the Company's unaudited Part IIA FOCUS Report filing as of December 31, 2013.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2013

DAK Capital, LLC is not required to furnish this schedule due to its compliance with the exemptive provision k(2)(i) of Rule 15c3-3.

DAK CAPITAL, LLC
SUPPLEMENTARY INFORMATION
INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2013

DAK Capital, LLC is not required to furnish this schedule due to its compliance with the exemptive provision k(2)(ii) of Rule 15c3-3.

DAK CAPITAL, LLC

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL
REQUIRED BY SEC RULE 17a-5(g)(1) FOR A BROKER-DEALER
CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

DECEMBER 31, 2013

Sobel & Co., LLC
CERTIFIED PUBLIC ACCOUNTANTS
AND CONSULTANTS

293 Eisenhower Parkway, Suite 290
Livingston, NJ 07039-1711
973-994-9494 • Fax 973-994-1571
www.sobel-cpa.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Member
DAK Capital, LLC
Rochelle Park, New Jersey

In planning and performing our audit of the financial statements of DAK Capital, LLC ("Company"), as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11), and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the member, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

Sobel & Co., LLC

Certified Public Accountants

Livingston, New Jersey
February 20, 2014

DAK CAPITAL, LLC

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

DECEMBER 31, 2013

Sobel & Co., LLC
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

293 Eisenhower Parkway, Suite 290
Livingston, NJ 07039-1711
973-994-9494 • Fax 973-994-1571
www.sobel-cpa.com

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Member
DAK Capital, LLC
Rochelle Park, New Jersey

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2013, which were agreed to by DAK Capital, LLC, and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist management and the other specified parties in evaluating DAK Capital, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). DAK Capital, LLC's management is responsible for DAK Capital, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2. Compared the amounts reported on Form X-17A-5 for the year ended December 31, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2013, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with Form SIPC-7 on which it was originally computed; if applicable, noting no differences.

We were not engaged to, and did not, conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to management.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be, and should not be, used by anyone other than these specified parties.

Sobel & Co., LLC
Certified Public Accountants

Livingston, New Jersey
February 20, 2014

TJDD 8 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

Amended

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

TJDD 8 (33-REV 7/10)

For the fiscal year ended Dec. 31, 2013
(Read carefully the instructions in your Working Copy before completing this Form)

WORKING COPY

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

DAK Capital, LLC

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Ken George 603-390-5435

2. A. General Assessment (item 2e from page 2) $ 1,792.79
   B. Less payment made with SIPC-6 filed (exclude interest) 7/16/13 (262.50)
   1/27/14 <1,355.29>
   Date Paid
   C. Less prior overpayment applied ( )
   D. Assessment balance due or (overpayment) 175
   E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum
   F. Total assessment balance and interest due (or overpayment carried forward) $ 175
   G. PAID WITH THIS FORM:
   Check enclosed, payable to SIPC
   Total (must be same as F above) $ 175
   H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

X ______________________
(Name of Corporation, Partnership or other organization)

____
(Authorized Signature)

Dated the ____ day of ______________, 20____.

____
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amended

Amounts for the fiscal period
beginning 1/1, 20 13
and ending 12/31, 20 13
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 717,117
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	ϕ
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	ϕ
2d. SIPC Net Operating Revenues	$ 717,117
2e. General Assessment @ .0025	$ 1,792.79

(to page 1, line 2.A.)